Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Management Inc.

Commission File No. 001-36638

From:
To:
Subject: Sierra Income Corporation 2019 Special Meeting Proxy Materials
Date: Wednesday, January 02, 2019

CLICK HERE TO SUBMIT YOUR PROXY

SIERRA INCOME CORPORATION

VOTES DUE BY FEBRUARY 7, 2019 11:59 PM ET

Special Meeting of Stockholders
Meeting Date: February 8, 2019
Record Date: December 21, 2018

Control Number:

Dear :

The Board of Directors of Sierra Income Corporation ("Sierra") believes the potential benefits to Sierra stockholders resulting from the mergers will include:

- the mergers are expected to be accretive to Seirra's net investment income, return on equity, and net asset value;
- the mergers offer the potential for achieving cost savings, operational efficiencies and synergies; and
- the public listing of the combined company will provide liquidity for the Sierra stockholders, and the market for the combined company's shares is likely to be superior to what would be expected if Sierra merely listed its shares.

A copy of the definitive proxy statement/prospectus is available at http://www.viewproxy.com/sic

Please visit the link above to view the proxy materials and authorize your proxy for the upcoming Special Meeting of Stockholders. We encourage you to review each proposal on the agenda and authorize your vote.

Two Ways to Submit Your Proxy Now:

☑ Online by clicking the "Click Here to Submit your Proxy" icon above

By phone by calling 855-564-1254

The link above includes a unique Control Number. Please do not forward or share this email. If for any reason your Control Number is not prefilled, enter the Control Number provided above.

*Please Do Not Reply to this email as the mailbox is not being monitored

DISCLAIMER

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra Income Corporation ("Sierra") has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form N-14 that includes a joint proxy statement (collectively, the "Joint Proxy Statement and Prospectus") of Sierra, Medley Capital Corporation ("MCC"), and Medley Management Inc. ("MDLY"). The Joint Proxy Statement/Prospectus, as applicable, was first being mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC's web site at www.sec.gov and from Sierra's website (www.sierraincomecorp.com), MCC's website (www.medleycapitalcorp.com), or MDLY's website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or MDLY by contacting Sam Anderson, Medley's Investor Relations contact, at 212-759-0777.

Participants in the Solicitation

Sierra, MCC, and MDLY and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Sierra, MCC, and MDLY stockholders in connection with the proposed transactions is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus and in other relevant materials that may be be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking" statements, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and MDLY may make related oral forward-looking statements on or following the date hereof. Statements that include the words "should," "would," "expect," "intend," "plan," "believe," "project," "anticipate," "seek," "will," and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and MDLY stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra's, MCC's and MDLY's filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and MDLY, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto, certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of MDLY, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties' ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and MDLY include, but are not limited to, (i) the costs and expenses that Sierra, MCC and MDLY have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and MDLY, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra's ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of MDLY to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and MDLY prior to the proposed transactions; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC's or MDLY's common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the "Risk Factors" sections of each of Sierra's, MCC's and MDLY's most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this communication represent Sierra's, MCC's and MDLY's views as of the date of hereof. Sierra, MCC and MDLY anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or MDLY have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra's, MCC's or MDLY's views as of any date subsequent to the date of this material.